Filed by Westport Resources Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934

Subject Company: Belco Oil & Gas Corp.
Commission File No.: 001-14256

The following conference call transcript was made by Westport Resources Corporation:

      WOLF: Thank you and good morning everyone. Thank you for joining this conference call. We’re very pleased to announce this morning the merger of Belco Oil and Gas and Westport Resources Corporation, which is a watershed event for both companies, and one which clearly positions Westport into the ranks of a well-positioned, mid-size independent with an enterprise value of $1.7 to $2 billion. The merger is a stock for stock transaction, wherein the shareholders of Belco receive .4125 shares of Westport. The resulting company is approximately 74% existing Westport shareholders, 26% existing Belco shareholders. Belco does receive two board seats on the combined company’s board. The resulting company is consistent with our long-established strategy of balanced production base, strong cash flow, an appropriate capital structure, and attractive going concern elements of development, exploration, all complemented with an acquisition and consolidation strategy. The purpose of this call today is to review the resulting profile of the new Westport, post-merger, which has been unanimously approved by the directors of both companies, and is subject to shareholder vote. You should be able to see on our website, westportresourcescorp.com, the PowerPoint presentation of a number of the things that we’re going to review today. That may not be available at the moment, but will probably be on-line as we speak for this conference. I have with me today Barth Whitham, President and Chief Operating Officer of Westport, Lon McCain, Chief Financial Officer, and Grant Henderson, President and Chief Operating Officer of Belco. Before we move into the review of the resulting company, I would like to turn the call over to Grant Henderson for some comments from Belco’s point of view on this transaction, and we will cover the Westport position after he is through.

      HENDERSON: Thank you, Don. I just want to walk through a few points to demonstrate I guess why I believe, and the board and senior management of Belco believe that this is a very exciting transaction for Belco shareholders. First of all, Belco and Westport share an excellent strategic fit of their oil and gas properties. We will talk about that in a few minutes in terms of the excellent overlap, and the way that we think we can incorporate our asset bases that will provide some synergies. As well as the excellent overlap in property or asset bases, there are some excellent and highly complementary skill sets being brought to the table by each party. And I think we can — the Belco team can bring some insight and knowledge to the Westport asset base, and the Westport team can certainly add some great value to the existing Belco asset base. Of course, Westport brings with it a very strong balance sheet. And the combined company will have significant financial flexibility that will enable, certainly from the Belco perspective, allow us to more rapidly develop our significant inventory of projects. Also, as most of you are probably aware, Belco’s historical performance in the last year to two years has been hindered by an unfavorable hedge position. This hedge position is far less material in the combined company with its strong production base. In fact, the Belco hedges and the company, for at least the second half of this year, will represent probably about 27% of hedge production, and that rolls down to about 17% of production that would be covered by the Belco hedges next year. Westport also has some hedges in place, but they are actually in a quite favorable position. The combined company, and this is very important really - the combined company will have a larger flow position. Belco has had fairly low trading volume and low liquidity. And going forward, this transaction will I think more than double the flow position of either company prior to the merger. We believe that this will provide more investor interest in the combined company, as well as greater liquidity for the combined company shareholders. Also, this company on a combined basis is going to have a very strong management team. We have management teams on each side that have long and favorable track records, and we have put these two teams together. I feel like we’re going to have a team that is really unmatched by any of the peers in our new peer group going forward. And the last comment I would like to make is that this should not be viewed a sale of Belco. This was entered into as a business combination. We’re excited about the books of the resulting company, and we think — and this is from the Belco perspective — the Belco shareholders will certainly continue to benefit from the projects that we have in inventory. But the Belco shareholders will also receive an added benefit of being able to participate in the numerous, exciting projects that Westport has in its inventory. So that being said, again we feel like this is a very exciting time and transaction for Belco shareholders. We feel like that opportunities to accelerate and increase value will come at a more rapid pace in the combined company than would have been achieved by Belco on a stand-alone basis. I’ll turn it back over to Don.

      WOLF: Thank you, Grant. We want to take a little look at the profile of the combined company and what it does as we combine these assets together. First of all, our proved reserves increase almost two and a half times, or 160% from the Westport base to something over one Bcf of reserves. PV10 increases a similar amount, 144%. Importantly, the life of the reserves, the R/P ratio based on this year’s projected production goes from seven years to nine years, which was desirable from a Westport long-term positioning. Increase in net asset value per share by about 10%. It does grow 2001 production, almost doubles it, increased by 90%, EBITDAX by 48%. Cash flow per share, because of the hedging position this year on a pro forma basis is about flat. On hedge, it would be accretive to about 27%. And as those hedges roll off, accretion does occur then in 2002. Importantly, we maintain a very strong balance sheet resulting from this transaction. Debt to cap is about 26%, and debt to EBITDAX at about 1.1. So the company maintains very strong financial flexibility, as Grant mentioned earlier. We believe this does a number of things for Westport. It strengthens our core areas of lower risk, long-life, onshore reserves. We have long believed in balance, and we like to balance our offshore exploration activity with long life, stable cash flows onshore. So this certainly stabilizes and expands these onshore areas. It increases substantially our inventory of onshore gas exploration properties, particularly in the Rocky Mountains with interest in over one million acres from the Belco assets. It increases optionality with respect to our capital program, allowing us to highgrade and expand investment opportunities from a company that has been somewhat capital restrained over the last couple of years. And we believe it positions the company then for very substantial growth potential given the combination of these things. I mentioned earlier it does create a top 20 independent with reserves in excess of one Bcf, daily production of 360 billion cubic foot per day equivalent, a 2001 EBITDAX of 350 to 375 million, and a strong enterprise value. We believe the acquisition, especially in light of recent acquisitions announced in the Rockies, etc., is attractive from a Westport point of view in the $1.17 per Mcf range. That’s after allocating about 74 million to the undeveloped acreage, seismic, real estate and other assets. The exploitation inventory, an important going concern element of this combined company, virtually doubles with 500 Bcf of third-party engineered, probable and possible reserves. And that will allow us additional optionality with our capital program. EBITDAX does increase as the hedges roll off in the year 2001. Approximately $97 million was involved in the hedging, and that goes down to 14 million in 2002. So the hedge losses are substantially behind the company at this point. If we are up on the website, I’m on page 8 of our PowerPoint presentation if any of you are trying to follow on that basis. From an exploration point of view, Rocky Mountain gas, along with Gulf of Mexico exploration, have been two areas that we think are the most attractive domestically. And this positions us very strongly in the Rocky Mountain gas basin with over 1.3 million additional acres, 450,000 net acres. In the Texas Gulf Coast region, Belco brings some substantial exposure in the growing Georgetown play that Grant might make some comments about momentarily. In the Northern Rockies and North Dakota, both companies have been actively drilling horizontal wells with a successful program. And we find that we can combine this area, have just adjacent acreage and a strong program there. The issue of critical mass scale is important in this combination. It allows — we’ll get into a moment — the balance of our assets in the various regions, but it does allow the Rocky Mountain group to really focus entirely on the Rocky Mountains, the Dallas business unit to focus entirely upon their areas of strong expertise, and the Permian/Mid-Continent, Gulf Coast and our Houston business unit to continue to focus on its successful program in the Gulf of Mexico. The cost structure as we go forward in this deal. It’s somewhat unusual to extend reserve life and be able to reduce lease operating costs, etc., but we expect something in the 10% improvement without pushing our numbers too much with respect to assumed savings. And Grant mentioned earlier, the share in liquidity which is an issue for both companies increases. From a reserve point of view, the balance within this new company with respect to its business unit is exceptional. The overlay here was excellent on this merger. In the Rocky Mountains, 339 Bcf, the Permian Mid-Continent, 442 Bcf, Gulf Coast 230 Bcf, and Gulf of Mexico 168 Bcf. So we have a nice reserve component in each of the focus areas with numerous opportunities within each of these areas. I am going to ask Barth Whitham to comment a little bit on the reserves, and his point of view on the assets that are acquired in this acquisition.

      WHITHAM: I think Don has done a great job of outlining kind of what you see as some of the overlapping strengths and economies of scale that have come to the table, although they are unrecognized in the economics put out. I think you have seen in the past our third party engineering by Ryder Scott onshore and Netherland Sewell offshore. If we look at the combined exploitation inventories of these two organizations, that defined exploitation there within the reserve report is more than 1,000 locations, 1150 locations, that these probable and possible reserves will create the ability for us to hydrate, employ capital within this capital base to manage some — to we think push out some of the premier finding and development costs in our industry. Our history of delivering margins for shareholders we think we’ll be able to maintain. As Don pointed out, its an unusual transaction to be able to add 25% to your R/P ratio and lower or maintain your lifting costs at the same time. We can congratulate Belco on two things that they have done to complement us. In their acquisition program, they have had a history of looking for large reserve bases, 90 million barrels in place. We see that complementing their Permian/Mid-Continent group where their R/P ratio is right at 15 and matches ours. We look at the Rockies where they’ve over the last six, seven years have assembled nearly half a million acres of gas, drill bit orientated prospects to complement ours. Both of us have rigs run on exploration prospects of the Greater Green River Basin. We have a complementary Mission Canyon drilling exploration program going in North Dakota. And this is an area with an R/P ratio of nearly ten, and combined production rates that are nearly 100 million a day. We bring that to the table, along with defined upside within the two portfolios of nearly another thousand drilling locations outside of those defined in the reserve books. And you can see that we’ve got a multi-year continuing exploitation exploration program that’s enjoyed success. That component that you see of being able to add that to the prospect size that we have in the Gulf of Mexico and its ongoing success, it’s a complement to the combined company size — that exposure. When you look at 2000 production, it continues to be that balanced story that we’ve tried to build and maintain in the past, with a quarter of our production being Gulf of Mexico, 28% Rockies, 25% Permian/Mid-Continent and 22% Gulf Coast. The Gulf Coast program is continuing to complement ours on a success rate. Oakhill along with their Elm Grove and our Hosston and North Louisiana complex, an area where we’ve enjoyed consistently over the last three or four years, a 95% success rate on drilling and completing wells. We think we’re adding an F&D program that would be hard to duplicate onshore.

      WOLF: Thank you, Barth. If our website is up, I’m on page 21 of the slides. I’ll talk a little bit about budget between the two companies. Historically, Westport’s capital allocation strategy has been approximately one-third to exploration, and one-third exploitation development and about one-third acquisition in the ideal circumstance. This year, stand-alone, we had a capital budget of about $170 million without acquisitions, and that was broken into approximately 67% development and 33% exploration. Belco had a $90 million budget, giving the combined company, adjusting the two totals, of $260 million. And interestingly enough, the combined budget still breaks out into the approximate ratios that Westport believes is the right formula. And that is approximately

69% development, 31% exploration. It does increase onshore development substantially given the Belco assets onshore. We go from a 25% budget allocation for onshore development to 42%. It reduces the overall offshore component — capital — component from a development point of view of the combined companies from 42% to 27%. Overall, we like the budget allocation as it stands, and we’ll be working hard to adjust and recalibrate the budget given the strength of the combined company. At this point, I am going to turn the comments over to Lon McCain, our Chief Financial Officer, who will talk a little bit about some of the projections that we currently have and those going forward.

      MCCAIN: Thank you, Don. I just want to take a moment and mention a couple of our financial statistics on a combined basis, and give you a sense of what the transaction does to us from a financial standpoint. I should first point out I think that we are a successful efforts company and Belco is full cost, and we will continue to be a successful effort. So we’ll make those adjustments as we go forward, and they are reflected in our forecast. We’ve also assumed for purposes of our modeling and projections that the transaction is closed at July 1 or mid-year, and then go forward from there. Let me just point out that on a combined basis in the first quarter of “01, that our combined production was about 31 Bcfe. We had EBITDAX on a combined basis of a little over $100 million. If we look at that for the year as to what we expect, we think production will be in the 130 to 135 Bcf range, with EBITDAX on a combined basis of 350 to 375. On a per Mcfe basis, our cash cost on a combined basis in the first quarter, the actual reported numbers, were about $1.33, and we expect roughly that those cash costs will continue at that level or come down as we go forward into the future. If we look at both cash flow and EBITDAX, this transaction is accretive as we roll forward into 2002. Pretty substantial increases in our EBITDAX numbers relative to where the Westport stand-alone would be. And cash flow per share and cash flow accretion is in the 15 to 20% range. As Don also pointed out, on a combined basis, on the pro forma of this transaction, we combined our balance sheet, which at the moment has no debt, with Belco’s, and the result is quite a strong company. We expect that on a net debt basis, our net debt to total cap will be about 26% on a debt ratio going forward, and a little over 1.1 times coverage of net debt to 2001 EBITDAX. That gives you just as another per unit statistic, a net debt number of about .46 or 46 cents per Mcfe of reserves. I think at that, I’ll turn it back to Don, and then we can wrap up.

      WOLF: Well, I believe that we’ve just sort of gone through our formal comments. And I know that we have a large audience out there, and I know there will be a number of questions. So I think maybe the right thing to do at this stage would be to open the lines for questions, and then we can elaborate more on some of the comments that are things of interest to our audience.

      OPERATOR: At this time I would like to remind everyone, in order to ask a question, please press the number one on your keypad. Your first question comes from Ben Levy.

      LEVY: Good morning, gentlemen. Unfortunately, I do not follow Westport. Can you give me a sense of your reserve position currently prior to the deal and the PUD position also?

      MALE SPEAKER: Westport had year-end 2000 in our reserve report had 454 Bcf total proved. And actually had a very similar split between oil and gas as Belco. We were 53% gas-weighted, 47% oil-weighted. We probably showed a little bit more maturity in our PDP component versus our total proved component at about 73%.

      LEVY: Okay. And you talked about cost savings kind of in general terms and dollar terms. Could you give us a sense of what that would be?

      MALE SPEAKER: I think the point I was making inside the asset base itself, Belco has enjoyed a lifting cost that has been in the 58 to 60 cent equivalent. And Westport’s portfolio, we’ve been in the high 50s to low 60s ourselves over the last six quarters. For an R/P ratio component, to be able to bring these kind of compatible lifting costs together with some high rate gas wells or high rate gas that we’ve got in the Gulf Coast, the Gulf of Mexico component, with the very reasonably margined oil properties, we think is one of the pluses in the way we put these asset bases together. There’s a small amount of G&A here.

      LEVY: What would that be — [unintelligible] New York office.

      MALE SPEAKER: Three to three and a half million.

      LEVY: Okay. And then could you go through the allocations. You mentioned you would allocate on the transaction — what was it — 75, $80 million in costs. Could you take us through how you did that and how you rationalized that?

      MALE SPEAKER: Predominantly if you’d look at the way the acreage seismic - there’s a real complementary — well, there’s 1.3 million gross acres, 700,000 net acres. We looked at an actual book of market analysis. Their book on their acreage position is about 68 million. And we actually had looked at what a market was with the seismic and it’s about 74 million. It actually would take about two and a half times that to rebuild the acreage position they’ve got because they are predominantly ten year federal leases there in the Rockies and within prospect specific regions there within the Green River, Twin River and Big Horn Basin.

      MALE SPEAKER: We think it’s been a conservative allocation of non-producing assets.

      LEVY: Last question. When you look at — congratulations. It looks like you picked up Belco for a very cheap price based on liquidation value. I guess I would flip the coin around and ask Grant to comment how Belco could sell out of what seems to be a pretty low value.

      WHITHAM: Well, I was waiting for that question from you. Actually, I’ll start out with a comment I last made. We don’t feel like on an overall basis we’re selling out. We viewed this as buying into this combined company. And your viewpoint I think comes from one of net asset value, and we all appreciate that. There’s a lot of calculations that go into any particular NAV model. But one of the things that we had to do is go through some rigorous analysis in terms of contribution analysis. And when you view all those factors, and of course our investment bankers said that, you go through the rigorous analysis and the .4125 exchange ratio is very fair in terms of what Belco is bringing to the table. Now I know Belco is bringing a large asset base to the table, but at the same time, we are also bringing 100% of the debt and 100% of the less than favorable hedge position. So when you look at the resulting company, we do firmly believe that Belco shareholders do have a much greater opportunity to benefit from increasing value for themselves in this transaction.

      LEVY: Okay. Thank you very much.

      OPERATOR: Your next question comes from Trey Hosenfein [phonetic].

      HOSENFEIN: Hi, guys. Could you just walk me through the timetable on what kind of hurdles you’ll need to close the deal, and maybe narrow down the - you have the closing sometime in the third quarter. I didn’t know if there’s any way you can give me a tighter guess on maybe when the month might be that you think you might be able to close the transaction.

      MALE SPEAKER: Sure. The next step is that we will file with the SEC a proxy registration statement and solicit votes from shareholders. Depending upon whether reviewed — and we will do that between now and the end of the month — by the first week of July. And depending upon the SEC’s review of the document, we will be out with the vote and closed by somewhere in August to perhaps as late as late September.

      HOSENFEIN: Okay. Great. Any other kind of hurdles or regulatory approvals, other than I’ll assume you need Hart Scott Rodino — anything other than that?

      MALE SPEAKER: No, from that standpoint, it’s a very clean transaction. And other than the shareholder vote, we’re in good shape.

      HOSENFEIN: Thank you.

      OPERATOR: Your next question comes from Wayne Dial [phonetic].

      DIAL: I was just wondering if you need to refinance the debt from Belco’s side?

      MALE SPEAKER: The answer is we don’t need to. We have the option to look at it obviously. On a combined basis, we have a much stronger credit. I think Belco has a debt to total cap of 85-90%, something like that before the transaction. And on a combined basis, as I said, we’ll have 25 to maybe as much as 30% debt to total cap, depending upon whether or not you give us credit for our cash. The debt that is in place that we are assuming from Belco is a bank revolver of roughly $150 million. We have $75 million of cash on the balance sheet at this point. As soon as we close, we will pay down whatever we can of the bank debt, so say it’s 75 to $100 million, or perhaps even less than 75 depending upon pricing between now and then. And then we have two issues - Belco has two issues of subordinated debts that are not due until 2006, 2007. One has a coupon of 10-1/2%, the other 8-7/8ths. We do have a requirement to offer to buy those bonds at 101 within 30 days after the transaction. Our analysis at this point is that it is unlikely that any, and certainly no significant amount, of those bonds will come back to us. But if they do, we’ll have more than sufficient borrowing capacity to buy them in and still give us financial flexibility.

      DIAL: The 10-1/2 coupon [unintelligible], do you intend to refinance given the high cost?

      MALE SPEAKER: We will look at that. We will not do that immediately as part of this transaction. But that’s something that we were looking at, and we’ll give serious consideration to.

      DIAL: Okay. Thanks.

      OPERATOR: Your next question comes from Eric Difflin [phonetic].

      DIFFLIN: Wayne’s question actually touched upon most of what I wanted to ask you. But if I can just follow-up on that. You said you would have plenty of borrowing capacity to meet a potential 101 [unintelligible]. While I agree, I think it’s highly unlikely. Could you elaborate exactly what kind of bond capacity you would have.

      MALE SPEAKER: Sure. I’ll give you an answer two ways. One is that Belco currently has an existing facility of $200 million, with $150 million drawn, and an indication from their banks that they could go to $225. We have no debt and have a $200 million facility, entirely undrawn. That’s one way to answer it. The other is on a combined basis, we think that we’ll have a borrowing base that in part it’s up to us to decide, but could be as high as $500 million.

      MALE SPEAKER: Then secondly, just to respond. In terms of our view of our credit statistics on a combined basis and going forward, is that we should be pretty seriously in the high double B kind of category. And that opens up some options to us in terms of down the road refunding or refinancing if we choose to do so.

      DIFFLIN: I agree with that. Thank you.

      OPERATOR: Your next question comes from Gary Schrumberg.

      SCHRUMBERG: Most of my questions were just answered, but just one last one on the rating front. Have you been in touch with the rating agencies?

      MALE SPEAKER: Yes, we have.

      SCHRUMBERG: Any indication on potential for an upgrade or would you rather not say?

      MALE SPEAKER: I’d rather not say. I’ll let them respond to that. I’m sure they’ll put out some kind of a notification soon about what they intend to do, and I’m sure they’ll obviously put it on Credit Watch, and then we’ll go from there.

      SCHRUMBERG: Okay. Thanks a lot.

      OPERATOR: Your next question comes from Philip Pace.

      AARON: Hey, guys. This is actually Aaron sitting in for Phil. Barth, could you give us a quick update on the coal bed methane program. You mentioned on the call that Belco has four or five thousand acres in the Rockies. I just wanted to see how much of that you thought was from the perspective of coal.

      WHITHAM: We have actually — probably one of biggest strengths Belco brings to the Rockies is they are a pretty substantial operator and land holder within those general [unintelligible]. Belco and Amoco are actually the largest producer/holders out there, and our acreage position along the [unintelligible] actually folds into their position. Even though there’s some important union development in that area, our coal bed program is still pretty focused on the Powder River Basin. We’re just starting out our Big George deeper drilling program in the Powder. Haven’t put any results from that yet. We’ve just picked up that deeper rig, and our drilling is still Wyodak back wells within that Bone Pile area. Belco has had a recent success in their exploration program there in the Wind River. It’s what they call the Tipton area with Yates, and you’ll see quite a few permits in hand that were announced by Yates over the last two months — I think 18. And then the ongoing success we have had in the Mission Canyon. Actually, Belco has probably been one of the more successful companies with two Canadians at building an acreage position, offsetting us in that Mission Canyon program. And that’s kind of what I delineated in the statistics that we put on the website, and have left most of that other — the other locations that are definable in the coal outside the described exploitation. So upside, it’s not reflected in our reserve report, even through the probables and possibles.

      AARON: Great. And also, from the Belco standpoint, could you give us a quick update on Georgetown. I’ll defer to Grant a little bit with that. We’ve looked at the statistics of how successful Anadarko has been, and Chesapeake in that program. And Grant can speak directly to the activity and [unintelligible] drilling that have come up there recently.

      HENDERSON: I’ll speak briefly to that. The Georgetown is sort of the new hot area. I think if you look at Anadarko press releases and things of that nature — Mozier made a big play for them, and I think now they’re allocating more of their resources to the Georgetown after the recent success that they have had and we have had as partners with Chesapeake in that area. You’ve seen a number of wells come on with rates of 20 to 40 million a day in this Georgetown play. And right now Belco has an anticipation or we expect to have continued drilling activity with three to four rigs running for the rest of this year and into next year. Frankly, we actually have identified approximately 100 potential Georgetown locations. And what’s real interesting about the Georgetown is that, of course, we’re drilling in the same area where we have our Chalk production. And we were drilling for the Austin Chalk previously was fairly rank expiration, drilling for Georgetown is much less risky. We feel like there’s a strong correlation between Georgetown production success and the old Austin Chalk production success because Georgetown lies approximately three to five hundred feet below the Chalk. And strong correlation reflects that where you had good fractures in the Chalk, you also will have good fractures in the Georgetown. So this is I feel a lower risk exploration play, almost closer potentially to an exploitation play, where we will drill on a closology basis near the good Austin Chalk wells. Typically, we’ll either go in and try to reenter an old Austin Chalk well bore or in some cases, we will drill grassroots wells. The economic returns are such that we can drill grassroots wells and still achieve extremely high rates of return in this environment. In fact, one of the first Chalk — the Georgetown reentries we drilled paid out in about 13 to 14 days into the high volumes that you see there in the Georgetown. That’s the type of success we continue to hope to have. But there is a tremendous amount of opportunity there. And you’ll continue to see Belco slash Westport now, Anadarko and Chesapeake very active in this area.

      AARON: Thanks for the update, and congratulations.

      HENDERSON: Thank you.

      OPERATOR: Your next question comes from Paul Liveland [phonetic].

      LIVELAND: Good morning. Two questions. I wonder — maybe this is for you, Lon. Could you tell us on a combined basis what the shares outstanding will be, and also how much of that in number of shares will be public flow? And secondly, I’m interested in any plans you might have for asset sales post-closing. Do you have any plans along those lines?

      MCCAIN: I’ll jump in, Paul. Thanks for the question. I felt that both organizations have looked at it and we’ve identified some assets that make sense for us to rationalize. When you look at some of the mature assets that we have, this gives us an opportunity, particularly in this kind of an oil commodity market where we have some mature units there in the big Con Ed area. I guess we’ve identified a little over $50 million worth of assets that we would be rationalizing kind of in concert with those transactions.

      MALE SPEAKER: And on the share side, on a combined basis, we will have fully diluted shares right at 52 million, 51.9 million I think it is — total number of shares. And about 25% of that say will be held by the public [unintelligible].

      LIVELAND: Thanks.

      OPERATOR: The next question comes from Louis Sparks [phonetic].

      SPARKS: The firm is Chesapeake Partners. A couple of questions. First of all, Grant, can you just go over the background to the transaction, as to how the companies got together. Did you all look at a number of alternatives?

      HENDERSON: We’ve been thinking about — we recognized internally the need to grow our company. And I think we’re in a period of consolidation in the energy industry. There’s no question that large cap companies have a greater following than mid caps, and mid caps greater than small caps. So we feel like as we can continue to do some smart consolidations, then that’s going to really help on at least the investor interest side. We had been looking for — Belco at least has been looking for on a stand-alone basis, a number of opportunities to buy other companies. And with our limited flow position, hedge and leverage position, we’ve actually been unsuccessful in consummating any significant transaction. While we’ve been looking for companies to buy, we’ve been looking for good candidates to join forces with. And we have looked at different opportunities from time to time, and frankly, we felt like when you really start looking at the overlap, Westport was the best opportunity for Belco shareholders out there. I have known Don Wolf and Barth Whitham for a number of years — and you’ll see all this in the prospectus when it comes out in terms of the transaction history — but Barth and I actually started dialogue I think about last February or so, and have been kind of exchanging ideas and ways that we might put these companies together. So it’s been a process that’s been very well thought out and heavily considered, and it’s just only recently that we really put the wheels in motion to get this thing done, and it brought us to where we are today, and we’re real happy about it.

      SPARKS: Oh, good. It sounds like you looked at any and all alternatives to maximize value here. Is that a fair [unintelligible].

      HENDERSON: We feel like we took a hard look at all the alternatives available to Belco.

      SPARKS: And secondly, is the exchange ratio a fixed ratio? Are there any walk-aways or any tests for the oil price or gas price or anything like that?

      MALE SPEAKER: No, it is a fixed ratio.

      SPARKS: Okay. Thank you very much, and congratulations.

      OPERATOR: Your next question comes from Jack Otty [phonetic].

      EIDEN: Well, it’s Jack Eiden [phonetic]. Congratulations, guys. I have three questions. Lon, this is for you. You’re talking about Westport’s successful method and Belco is full cost. Would you say that the asset value of Belco when you make adjustment to your message of counting that the asset value will be less than what it is today - net asset value?

      MCCAIN: No. The answer is no. The transaction is accretive on a net asset value basis. Or are you asking for a specific accounting?

      EIDEN: What will be the impact of it?

      MCCAIN: Well, from a book standpoint, what will happen is that at the time we close the transaction, we will at that point, for accounting purposes, determine the exact purchase price, which will be a function of our share price because this is a stock transaction. So the price of the stock on the day we close will set a major part of the value of the transaction. And then we will re-mark the balance sheet for the Belco assets to fair market value at the purchase accounting method. We will re-mark everything to fair market value at that point, including the value of our shares and allocate that into the property base. It will be an increase overall obviously in our property account because of that because it’s a step up because the Belco properties, on their books, had a lower base system than what we will show from the transaction.

      EIDEN: Okay. Second question. Is there a back-up fee for this transaction and how much?

      MALE SPEAKER: Yes, there is. It’s 12.5 million plus expenses capped at 15 million total.

      EIDEN: Third question — the preferred stock, is it three million outstanding, is it callable?

      MALE SPEAKER: It’s a little less than three million shares outstanding. At this point it is callable. It’s way out of the money. It’s a professional preferred stock with no mandatory redemption. It pays 6 1/2% dividend which is about $1.62, 1.63 a share, which is a little less than $5 million on an annual basis for a cash dividend. It’s a pretty mild instrument, or pretty attractive I guess in a number of ways for us because, as I said, there’s no mandatory redemption, and there are no onerous provisions relating to it. But we will leave that outstanding as part of this transaction at this point.

      EIDEN: Would you consider it as a liability?

      MALE SPEAKER: Well -

      EIDEN: I’m trying to get what you — net what you paid for reserve in the ground. I understand you allocated $74 million to the property. And if I include this one also, one offsetting the other, clearly you paid very cheap. But I just want to get a feel for it.

      MALE SPEAKER: Well, yes, for purposes of NAV, since it is a preferred stock, it does have a liquidation preference. So it is appropriate to deduct that before you calculate the NAV per share for the equity holders.

      EIDEN: Okay. Thanks a lot.

      OPERATOR: Your next question comes from David Wicker [phonetic].

      WICKER: Hi. In the voting agreement between the two companies — I know there’s already enough shares to pass the vote on both sides — is there a fiduciary out for either side if a better deal were to come along?

      MALE SPEAKER: There is a fiduciary out on the Belco side to consider - our board is able to consider other offers.

      WICKER: Thank you.

      OPERATOR: Your next question comes from Oscar Woo [phonetic].

      WOO: You have a figure in your presentation of $1.17 being paid for Mcf. Was that only for the proven reserves or did you [unintelligible] any value at all to probables or possibles or undeveloped acreage?

      MALE SPEAKER: That’s proven reserves only. We broke off the undeveloped acreage component on their books. And obviously that ties back to the 12/31/2000 total prove numbers. Lon made a comment about our proxy. And as we have a mid-year reserve report, you’ll see us be able to restate the reserves for a current price deck. And then the reserve adds we’ve had from capital expense here in the first half along with rolling out first half production. But as you can tell from the stability of these two asset bases in the past, we’ll have a strong number for you mid-year that would reflect those changes.

      WOO: Okay. And then you said that the hedges were rolling off in the EBITDA losses of 97 million in 2001. What proportion of those has run off already?

      MALE SPEAKER: About half.

      MALE SPEAKER: The 97 million, that’s a pro forma estimate for the entire year. Of course, that’s subject to what commodity prices are going to do for the remainder of 2001.

      WOO: Okay. But it’s roughly spread out through the year evenly?

      MALE SPEAKER: Yes.

      WOO: Okay. Thank you.

      OPERATOR: At this time, there are no further questions.

      WOLF: Well, we want to thank all of you for attending this conference call. We’re excited about this company going forward. We think it is very well positioned. And we will be actually involved in several conferences, a BMA conference here in New York in about two weeks. Later on this week, Thursday I believe it is, we are at a conference in Colorado Springs, and we will have a more thorough Power Point presentation on our website for that conference. So a further description of activities, expiration projects currently ongoing, exploitation potential within the combined company, numerous maps will all be on the website later in the week. We appreciate your interest in the combined company. We think we are building something that’s got some long-term potential, and we have a very solid base to work from, and a good number of people. We’re excited to have Grant Henderson join us at a senior management level. We do expect to maintain the Dallas office of Belco wherein a number of the Mid-Continent/Permian, onshore Gulf Coast operations will be focused. And he’ll be leading that office along with some other corporate responsibilities that we expect him to take leadership in. So overall we’re very enthused about this transaction, and look forward to reporting favorable developments as we move ahead. Thank you very much.

Investor Notices

This conference call transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning Westport’s and the combined company’s merger and strategic plans, expectations and objectives for future operations. All statements included in this conference call transcript that address activities, events or developments that Westport expects, believes or anticipates will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, production, cash flow and EBITDAX estimates, future financial performance and other matters. These statements are based on certain assumptions made my Westport based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Westport and Belco Oil & Gas Corp. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

      Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Westport and Belco will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westport and Belco with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents relating to Westport may also be obtained for free from Westport by directing such request to: Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, CO 80202-4436, Attention: Investor Relations; telephone: (303) 573-5404; e-mail: lmccain@westportog.com.

      Westport, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Westport’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.